Exhibit 1.01(B)

PERFORMANCE UNIT AWARD AGREEMENT

November 12, 2004

Pursuant to the terms and conditions of the Maytag 2002 Employee and Director Stock Incentive Plan (the “Plan”) and the attached Summary of Award Terms (the “Summary”), which Summary constitutes part of this Award Agreement, you have been granted Performance Units (the “Units”) by Maytag Corporation. Please read the Plan and Summary carefully, and sign the attached statement below to confirm your acceptance of the Units on the terms set forth in the Plan and this Award Agreement (including the Summary). The grant of this Award will become effective only upon your return of the statement below and your execution of “Confidentiality, Intellectual Property Rights, and Non-Competition Agreements,” in the form required by Maytag.

Granted To:	<<Name>>

Grant Date:	November 12, 2004

Units:	<<# Units

Vesting Provisions:	Per the Summary

Fair Market Value on
Grant Date:	$19.885

By my signature below, I hereby acknowledge receipt of the Units granted on the date shown above, which have been issued to me under the terms and conditions of the Plan. I further acknowledge that copies of the Summary, the Plan, and the Plan prospectus were made available to me. I acknowledge that I have carefully reviewed the Summary, the Plan, and the Plan prospectus, and agree to all of the terms and conditions of the Summary, which Summary constitutes a part of this Award Agreement, and of the Plan. I understand that the Units are subject to forfeiture in accordance with the terms set forth in the Summary. I acknowledge that this Award is contingent upon my submission of executed “Confidentiality, Intellectual Property Rights, and Non-Competition Agreements.” I further acknowledge and agree with the following: (i) subject to the terms of the Plan, Maytag Corporation reserves the right to terminate or amend the Plan at any time; (ii) the grant of these Units does not obligate Maytag Corporation to make award grants in future years to me or to any other person; and (iii) the grant of these Units is extraordinary and not part of my normal or expected compensation and is not intended or interpreted to be an ongoing acquired right of mine.

Signature:

Social Security No. <<SSN>>
Date:

Please sign and return this agreement to [Human Resources (Newton)] by ____________________

Maytag Corporation

Performance Unit Summary of Award Terms

November 12, 2004

All Performance Units are granted pursuant to the Maytag Corporation 2002 Employee and Director Stock Incentive Plan (the “Plan”) approved by the stockholders of Maytag Corporation (“Maytag”) on May 9, 2002. Capitalized terms that are not defined in this document have the meanings set forth in the Plan.

1.	Summary: Your specific award is set out in the Award Agreement with you dated November 12, 2004, to which this Summary of Award Terms (this “Summary”) is attached. This Summary constitutes part of your Award Agreement.

2.	Number of Performance Units. Maytag hereby grants to you Performance Units (the “Units”), subject to the terms of the Plan and to the terms and conditions set forth below. For purposes of this Summary and the Award Agreement of which it forms part, the term Units includes any additional Units granted to you pursuant to Section 5.

3.	Restrictions and Forfeiture. The Units are being awarded to you subject to the following transfer and forfeiture conditions (the “Restrictions”) which shall lapse, if at all, as described in Section 4 below: You may not directly or indirectly, by operation of law or otherwise, voluntarily or involuntarily, sell, assign, pledge, encumber, charge or otherwise transfer any Units. The Units shall be forfeited if, prior to the lapse of the Restrictions (i) you violate or attempt to violate the Restrictions or (ii) your employment with Maytag and its Subsidiaries is terminated for any reason. Further, in the event that the Units remain subject to the Restrictions as of January 1, 2008, the Units shall be forfeited as of such date. The Company will not be obligated to pay you any consideration whatsoever for forfeited Units.

4.	Lapse of Restrictions and Distribution. The Restrictions shall lapse, as long as the Units have not previously been forfeited as described in Section 3 above, upon the earlier of (i) the second to occur of (x) December 31, 2007, if you remain employed by Maytag and its Subsidiaries on such date and (y) the tenth consecutive day prior to January 1, 2008 that the Fair Market Value of a Share equals or exceeds a 25% increase of the Fair Market Value of a Share on the date of this grant (such goal subject to equitable adjustment in the event of the occurrence of an event described in Section 4.3 of the Plan) and (ii) a Change of Control. Upon or as soon as practicable following the lapse of Restrictions, Maytag shall, at its election, deliver to you in redemption of the Units either (x) a certificate representing a number of Shares equal to the number of Units upon which such Restrictions have lapsed, plus a cash payment equal to the value of any remaining fractional Unit, (y) establish a brokerage account for you and credit to such account the number of Shares equal to the number of Units upon which such Restrictions have lapsed, or (z) make a cash payment to you equal to the product of (i) the number of Units upon which such Restrictions have lapsed times (ii) the Fair Market Value of a Share on the date of the lapse of such Restrictions.

5.	Dividend Equivalents. Upon Maytag’s payment of a cash dividend with respect to Shares, the number of Units shall be increased by dividing the amount of the dividend you would have received had you owned a number of Shares equal to the number of Units then credited to you by the Fair Market Value of a Share on the last trading day before the date of the dividend payment. If a dividend is paid in shares of stock of another company or in other property, you will be credited with the number of shares of that company or the amount of property which you would have received had you owned a number of Shares equal to the number of Units then credited to you. The Units, shares or property so credited will be subject to the same Restrictions and other terms and conditions applicable to Units and will be paid out in kind at the time the Restrictions lapse.

6.	Rights of Employment. Nothing in this Agreement confers on you any right to continue in the employ of Maytag and its Subsidiaries or affects in any way the right of Maytag and its Subsidiaries to terminate your employment at any time.

7.	No Stockholder Rights. You shall have no rights as a stockholder of Maytag in respect of the Units, including the right to vote and to receive dividends and other distributions, unless and until you receive certificates representing Shares in satisfaction of the Units.

8.	Recapitalization. As described in Section 4.3 of the Plan, in the event of any change in corporate capitalization such as a stock split or a corporate transaction, such as a merger, then the number of Units may be adjusted by the Committee as it determines to be appropriate and equitable in its sole discretion.

9.	Withholding Requirements. Notwithstanding any other provision of the Award Agreement and this Summary, upon the issuance of Shares or payment of cash or property in respect of the Units, you will remit to Maytag (or Maytag will have the power and the right to deduct or withhold) an amount in cash sufficient to satisfy such federal, state and local withholding tax requirements as may be in effect at the time of exercise. You may elect, subject to the approval of the Committee, to satisfy the withholding requirement, in whole or in part, by having Maytag withhold Shares or cash having a Fair Market Value on the date the tax is to be determined equal to the minimum statutory total rates which could be imposed on the transaction. Any such election will be made in writing by you and will be subject to any restrictions or limitations that the Committee, in its sole discretion, deems appropriate.

10.	Performance-Based Exception. This award of Units is intended to qualify for the Performance-Based Exception, and shall be administered in accordance with such intention.

11.	Obligations of Corporation. Maytag will, at all times prior to forfeiture of the Units or settlement of the Units for Shares, reserve and keep available such number of Shares as will be sufficient to satisfy the requirements of the Units. Maytag will pay all original issue taxes with respect to the issue of Shares in connection with the Units. The issuance of Shares in respect of the Units will be subject to applicable laws, rules and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

12.	Section 409A of the Code. In the event that the Committee determines, as a result of the promulgation of regulations under Section 409A of the Code or similar developments in the law, that there exists a material risk that the terms set forth in this Summary could result in the imposition of tax pursuant to Section 409A(a)(1) of the Code, the Committee may in good faith modify the terms of this Award Agreement (including by means of substituting a new Performance Unit, Performance Share, or Restricted Stock award for the award of Units hereunder) in a manner designed to avoid such imposition.

13.	Applicable Law. To the extent not preempted by U.S. Federal law, or by the laws of any country in which the Plan operates, this Summary and the Award Agreement of which it forms a part shall be governed by and construed in accordance with the laws of the State of Delaware.

AMENDMENT TO RIGHTS AGREEMENT

Amendment, dated as of November 15, 2004 (this “Amendment”), between Maytag Corporation, a Delaware corporation (the “Company”), and Harris Trust and Savings Bank, as Rights Agent (“Harris Trust”) to the Agreement, dated as of February 12, 1998, between the Company and Harris Trust (the “Rights Agreement”).

WHEREAS, the Company desires to amend clause (i) of section 7(a) of the Rights Agreement;

WHEREAS, Harris Trust desires to resign as Rights Agent (as defined in the Rights Agreement), the Company desires to appoint Computershare Investor Services, LLC (“Computershare”) as successor Rights Agent, and Computershare desires to accept such appointment;

WHEREAS, the Rights Agreement requires, inter alia, for any Rights Agent at the time of its appointment as such to have a combined capital and surplus of $50 million;

WHEREAS, Computershare has informed the Company that while it expects to have a combined capital and surplus of $50 million in 2005 it does not presently have a combined capital and surplus of $50 million but does presently have a combined capital and surplus in excess of $10 million;

WHEREAS, the Company desires to amend the Rights Agreement to reduce the required combined capital and surplus to $10 million so as to permit the appointment of Computershare as successor Rights Agent; and

WHEREAS, as of the date hereof there is not an Acquiring Person (as defined in the Rights Agreement).

NOW, THEREFORE, in consideration of the premises and mutual agreements contained in the Rights Agreement and in this Amendment, the parties agree as follows:

1.	Clause (i) of section 7(a) of the Rights Agreement is amended in its entirety to read as follows:

(i) the Close of Business on December 31, 2005 (the “Final Expiration Date”),

2.	The reference in Section 21 of the Rights Agreement to $50 million is amended to read “$10 million”.

3.	Effective as of the date hereof, the Company accepts the resignation of Harris Trust as Rights Agent, and each of the Company and Harris Trust waive any notices required by the Rights Agreement to be provided in connection with such resignation and hereby appoints Computershare as successor Rights Agent and Computershare accepts such appointment.

4.	This Amendment shall constitute an amendment to the Rights Agreement as provided in Section 27 thereof. Except as specifically amended herein, the Rights Agreement remains in full force and effect.

5.	This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such state applicable to contracts made and to be performed entirely with such state.

6.	This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute but one instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the day and year first above written.

Attest:		MAYTAG CORPORATION

By:	/s/ Dean F. Stonner	By:	/s/ Patricia J. Martin
Its:	Associate General Counsel	Its:	Vice-President, Deputy General Counsel & Secretary

Attest:		HARRIS TRUST AND SAVINGS BANK

/s/ Martin J. McHale
By:	/s/ James R. Fox	By:	Martin J. McHale
Its:	Vice-President	Its:	Vice-President

Attest:		COMPUTERSHARE INVESTOR SERVICES, LLC

/s/ Cynthia Nisley
By		By:	Cynthia Nisley
Its		Its:	Director, Relationship Management